                                                                    Exhibit 99.2


Contact:
Carol Gruetter
NeoTherapeutics, Inc.
(949) 788-6700, ext. 236

                   NEOTHERAPEUTICS NAMES DR. RAJESH SHROTRIYA
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                      NEW CEO TO ASSUME DUTIES IMMEDIATELY

IRVINE, Calif., August 16, 2002 -- The Board of Directors of NeoTherapeutics, Inc. (NASDAQ: NEOT) announced today the appointment of Rajesh C. Shrotriya, M.D. as Chairman and Chief Executive Officer of the Company effective immediately. Dr. Shrotriya succeeds Alvin J. Glasky, Ph.D. who has retired with immediate effect. Dr. Glasky will continue to serve the Company as a member of the Board of Directors. Since joining NeoTherapeutics in September 2000, Dr. Shrotriya has served as the Company's President and Chief Operating Officer.

"The Board of Directors of NeoTherapeutics hired Dr. Shrotriya approximately two years ago as part of our succession planning," stated Armin Kessler, member of the Board of Directors. "Today we are pleased to announce that the Board has voted unanimously to take the next step in that process by electing Dr. Shrotriya Chairman and Chief Executive Officer. We are confident that Dr. Shrotriya will take immediate steps to refocus the Company and improve value to stockholders. The Board of Directors thanks Dr. Glasky for his many years of dedication and service to the Company."

"It is an honor to be chosen by the Board of Directors to lead the Company," said Dr. Shrotriya. "NeoTherapeutics faces some challenges, but also has very exciting opportunities and some very talented people who have the necessary skills and experience. We plan to move swiftly and decisively to create value for stockholders through the roll out and execution of a new strategic plan which will include a reduction in monthly expenses and the elimination of certain positions."

Dr. Shrotriya's pharmaceutical industry experience spans over 29 years, during which time he has been awarded several patents and has authored or co-authored over 35 scientific publications. Earlier in his career, Dr. Shrotriya spent 18 years at Bristol-Myers Squibb Company (NYSE: BMY), most recently as Executive Director, Worldwide Central Nervous System Clinical Research, where among his other responsibilities, he directed clinical research in anxiety, depression, analgesics and Alzheimer's disease. He has also served as a Medical Advisor to Hoechst Pharmaceuticals (NYSE: AVE) and as an attending physician and member of the faculty at St. Joseph Hospital in Stamford, CT. In addition, he received a certificate for Advanced Biomedical Research Management from Harvard University.

Prior to joining NeoTherapeutics, Dr. Shrotriya was Executive Vice President and Chief Scientific Officer of SuperGen, Inc. (Nasdaq: SUPG) where he was credited with much of the company's growth and clinical and commercial success. He was also responsible for strategic alliances involving several late-stage drugs and setting regulatory strategy in consultation with the FDA. Earlier, Dr. Shrotriya was Vice President and Chief Medical Officer of MGI Pharma, Inc. (Nasdaq: MOGN). At MGI, he was responsible for setting and implementing overall strategy for the clinical development of compounds in the fields of oncology, rheumatology and others as well as evaluating licensing opportunities and providing technical support and direction to marketing and sales.

                                                                         more...

NeoTherapeutics seeks to create value for stockholders through the discovery and out-licensing of drugs for central nervous system disorders and the in-licensing and commercialization of anti-cancer drugs. Neotrofin(TM) is in clinical development in Parkinson's disease, spinal cord injury and chemotherapy-induced neuropathy. Satraplatin, the Company's lead oncology drug, is being prepared for a phase 3 study in prostate cancer. Additional anti-cancer drugs are in phase 1 and 2 stages of development for bladder cancer and non-Hodgkin's lymphoma. The Company has pre-clinical neurological drug candidates for important human disorders such as attention deficit hyperactivity disorder, schizophrenia, dementia, mild cognitive impairment, anxiety and pain. For additional information visit the Company's web site at www.neot.com.

This press release may contain forward-looking statements regarding future events and the future performance of NeoTherapeutics that involve risks and uncertainties that could cause actual results to differ materially. These risks are described in further detail in the Company's reports filed with the Securities and Exchange Commission.

                                      # # #